UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras begins the non-binding phase for the sale of POSA

—

Rio de Janeiro, December 20, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 10/14/2022, informs the beginning of the non-binding phase regarding the sale of 100% of its equity interest in Petrobras Operaciones S.A. (POSA), a wholly-owned subsidiary of Petrobras in Argentina and holder of a 33.6% interest in the Rio Neuquén Field.

Potential buyers qualified for this phase will receive instructions on the divestment process, including guidelines for preparing and submitting non-binding proposals, and access to a virtual data-room containing additional information. The main subsequent stages of the project will be informed to the market in due course.

This disclosure to the market is in accordance with Petrobras' guidelines for divestments.

This operation is aligned with the strategy of portfolio optimization and improved allocation of the company's capital, aimed at maximizing value and greater return to society.

About POSA

POSA is a company established in Argentina, where it holds a 33.6% stake in the Rio Neuquén field, located in the provinces of Rio Neuquén and Rio Negro, this being its only asset. Petrobras holds stakes in POSA through its subsidiaries PIB BV (Petrobras Internacional Braspetro B.V.), with 95%, and PVIE (Petrobras Valores Internacionais de España), with 5%.

Along with POSA, in the Rio Neuquén asset, YPF S.A (YPF), the field operator, with a 33.3% stake, and Pampa Energia (Pampa), with 33.1%, are also partners. Rio Neuquén's production comes mainly from unconventional reservoirs (tight gas) of the Punta Rosada and Lajas formations. POSA's average production from January to November 2022, was 1.515 MM m³/d of natural gas and 0.73 thousand bpd of oil, totaling a volume of 9.6 Mboed.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer